FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2009

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “FDA approves SYMBICORT for chronic obstructive pulmonary disease”, dated 2 March 2009.

2.	Press release entitled, “Publication of Annual Report”, dated 4 March 2009.

3.	Press release entitled, “Filing of Annual Report on Form 20-F with the US Securities and Exchange Commission”, dated 17 March 2009.

4.	Press release entitled, “AstraZeneca PLC Annual Information Update”, dated 20 March 2009.

5.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4 ”, dated 25 March 2009.

6.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4 “, dated 25 March 2009.

7.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 30 March 2009.

8.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 30 March 2009.

9.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 30 March 2009.

10.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 30 March 2009.

11.	Press release entitled, “Transaction Directive Voting Rights and Capital”, dated 31 March 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 2 April 2009	By:	/s/ Justin Hoskins
		Name:	Justin Hoskins
		Title:	Deputy Company Secretary

Item 1

FDA APPROVES SYMBICORT FOR CHRONIC OBSTRUCTIVE
PULMONARY DISEASE

AstraZeneca today announced that the U.S. Food and Drug Administration (FDA) has approved SYMBICORT (budesonide/formoterol fumarate dihydrate) 160/4.5 mcg for the twice daily maintenance treatment of airflow obstruction in patients with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and emphysema.

The FDA approval is based on results from two pivotal clinical trials, SHINE (6-month) and SUN (12-month), which found SYMBICORT significantly improved lung function within five minutes of the first dose and sustained that lung function improvement for the duration of the studies. SYMBICORT pMDI (pressurized metered-dose inhaler) has been available in the U.S. since June 2007 for the long-term maintenance treatment of asthma in patients 12 years of age and older.

“More than 12 million Americans with COPD struggle each day to live with the debilitating symptoms of COPD,” said Dr. Howard Hutchinson, Chief Medical Officer, AstraZeneca. “With the approval of SYMBICORT in COPD, patients have a new treatment option that can deliver long-term lung function improvement and daily symptom control, together with a rapid onset of action.”

COPD is a disorder encompassing two serious lung diseases – emphysema and chronic bronchitis – which result in chronic airway inflammation and progressive loss of lung function, making it difficult to breathe normally.

About SYMBICORT
Symbicort is approved for use in the treatment of COPD in 91 countries worldwide.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 20 7304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Media Enquires US:
Katie Neff	+1 302 885 9960
Emily Denney	+1 302 885 3451

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

2 March 2009
- ENDS -

Item 2

PUBLICATION OF ANNUAL REPORT

AstraZeneca PLC announced today the publication of its Annual Report and Form 20-F Information 2008, Notice of Annual General Meeting 2008 and Shareholders’ Circular, and Letter from the Chairman and AstraZeneca 2008 in brief.  Copies of the documents have been filed with the UK Listing Authority in accordance with Rule 9.6.1 of the Listing Rules and will be available for viewing at the UKLA document viewing facility at 25 The North Colonnade, Canary Wharf, London E14 5HS.  The documents are also available on the Company's website www.astrazeneca.com and will be despatched to shareholders shortly.

A C N Kemp
Company Secretary
4 March 2009

Item 3

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE US SECURITIES AND EXCHANGE COMMISSION

AstraZeneca PLC announced today that, on 17 March 2009, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC).  The document is available for viewing on the SEC website at www.sec.gov and also on the Company’s website at www.astrazeneca.com.  The Company will send any holder of the Company’s securities, upon request, a hard copy of the Company’s complete audited financial statements free of charge.  Requests may be made by writing to the Company Secretary, AstraZeneca PLC, 15 Stanhope Gate, London W1K 1LN.

A C N Kemp
Company Secretary
17 March 2009

Item 4

ASTRAZENECA PLC
ANNUAL INFORMATION UPDATE

As required under the Prospectus (Directive 2003/71/EC) Regulations 2005 and paragraph 5.2 of the Prospectus Rules, and following publication of the Annual Report and Form 20-F Information on 4 March 2009, AstraZeneca PLC is presenting its Annual Information Update in relation to information that has been published or made available to the public between 22 May 2008 and 19 March 2009.

This Annual Information Update is also being made available on the Investors section of our website, www.astrazeneca.com.

The information referred to in this Annual Information Update was correct at the time it was published but may now be out of date.

1. Announcements made via a RIS

The documents listed below were published via a Regulatory Information Service on or around the dates indicated.

Date	Description of Contents of Announcement

22/05/08	Supplementary Prospectus
22/05/08	Annual Information Update
23/05/08	Director/PDMR Shareholding
30/05/08	Total Voting Rights
04/06/08	Symbicort sNDA
05/06/08	Transaction in Own Shares
10/06/08	Transaction in Own Shares
11/06/08	Transaction in Own Shares
12/06/08	Transaction in Own Shares
13/06/08	Transaction in Own Shares
16/06/08	Transaction in Own Shares
18/06/08	Transaction in Own Shares
19/06/08	Transaction in Own Shares
23/06/08	Transaction in Own Shares
26/06/08	Transaction in Own Shares
27/06/08	Transaction in Own Shares
30/06/08	Total Voting Rights
30/06/08	EuroBond
02/07/08	Seroquel Judgment
09/07/08	EuroBond
23/07/08	Saxagliptin
30/07/08	Notice of Results
31/07/08	Total Voting Rights
05/08/08	BuyBack Programme Notice

07/08/08	Transaction in Own Shares
08/08/08	Transaction in Own Shares
11/08/08	Transaction in Own Shares
12/08/08	Transaction in Own Shares
13/08/08	Transaction in Own Shares
14/08/08	Transaction in Own Shares
15/08/08	Transaction in Own Shares
18/08/08	Transaction in Own Shares
18/08/08	Director/PDMR Shareholding
19/08/08	Transaction in Own Shares
20/08/08	Transaction in Own Shares
21/08/08	Transaction in Own Shares
22/08/08	Transaction in Own Shares
26/08/08	Transaction in Own Shares
27/08/08	Transaction in Own Shares
28/08/08	Transaction in Own Shares
29/08/08	Transaction in Own Shares
29/08/08	Total Voting Rights
01/09/08	Transaction in Own Shares
02/09/08	Transaction in Own Shares
03/09/08	Transaction in Own Shares
04/09/08	Transaction in Own Shares
05/09/08	Transaction in Own Shares
08/09/08	Transaction in Own Shares
09/09/08	Transaction in Own Shares
10/09/08	Transaction in Own Shares
11/09/08	Transaction in Own Shares
12/09/08	Transaction in Own Shares
12/09/08	Directorate Change [RM]
15/09/08	Transaction in Own Shares
16/09/08	Transaction in Own Shares
16/09/08	Research Update : AZD3480
17/09/08	Transaction in Own Shares
18/09/08	Transaction in Own Shares
19/09/08	Transaction in Own Shares
22/09/08	Transaction in Own Shares
23/09/08	Transaction in Own Shares
24/09/08	Transaction in Own Shares
24/09/08	Pulmicort Patent Litigation
25/09/08	Transaction in Own Shares
26/09/08	Transaction in Own Shares
29/09/08	Transaction in Own Shares
30/09/08	Transaction in Own Shares
30/09/08	Transaction in Own Shares : Notice of Additional Day
30/09/08	Total Voting Rights
01/10/08	Transaction in Own Shares
02/10/08	Transaction in Own Shares
17/10/08	AstraZeneca and Pozen PN400
29/10/08	Notice of Results
31/10/08	Total Voting Rights

04/11/08	Directorate Change [JSP]
10/11/08	Jupiter Trial Results
13/11/08	Seroquel EU Approval
19/11/08	Pulmicort
19/11/08	Pulmicort Respules
19/11/08	Zactima
20/11/08	Pulmicort Respules – Teva TRO
25/11/08	CoPromotion of Abraxane
26/11/08	Pulmicort Respules - Settlement
28/11/08	Motavizumab
28/11/08	Total Voting Rights
03/12/08	PN 400 Phase III
08/12/08	AstraZeneca and BMS : Dapagliflozin
09/12/08	AstraZeneca and Targacept : AZD3480
11/12/08	Return of Rights to Infinity Pharmaceuticals
12/12/08	Symbicort – FDA LABA
19/12/08	Project Compass
24/12/08	Seroquel XR – FDA Letter
05/01/09	Total Voting Rights
22/01/09	Director’s Dealing : Pledge of Shares
28/01/09	Notice of Results
29/01/09	Q4 and Year End Results
29/01/09	Currency Sensitivity Guide
29/01/09	AstraZeneca and Pozen : PN400 Trials
30/01/09	Total Voting Rights
24/02/09	AZ & MAP Pharmaceuticals : Budesonide
25/02/09	FDA PDAC re Seroquel
25/02/09	PDMR Interests [DBR+JSP]
25/02/09	PDMR Interests [BA+JL]
26/02/09	PDMR Interests [SET]
26/02/09	PDMR Interests [SJL+JSP]
26/02/09	PDMR Interests [DRB]
27/02/09	Seroquel XR : FDA CRL
27/02/09	Directorate Change [HM]
27/02/09	Total Voting Rights
02/03/09	Symbicort COPD
04/03/09	Annual Report and Accounts 2008
17/03/09	Notice re 20F

All of the above documents are available for download on the Prices and News section of the London Stock Exchange website, www.londonstockexchange.com.

2. Documents filed at Companies House

All of the documents below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.

Date	Document type

06/06/08	Group of Companies’ Accounts made up to 31/12/07
16/06/08	Interim Accounts made up to 31/03/08
23/06/08	Form 363 – Return made up to 15/05/08
10/07/08	Form 169 – Return by a Company Purchasing its Own Shares
10/07/08	Form 169 – Return by a Company Purchasing its Own Shares
10/07/08	Form 169 – Return by a Company Purchasing its Own Shares
10/07/08	Form 169 – Return by a Company Purchasing its Own Shares
10/07/08	Form 169 – Return by a Company Purchasing its Own Shares
10/07/08	Form 169 – Return by a Company Purchasing its Own Shares
10/07/08	Form 169 – Return by a Company Purchasing its Own Shares
10/07/08	Form 169 – Return by a Company Purchasing its Own Shares
10/07/08	Form 169 – Return by a Company Purchasing its Own Shares
10/07/08	Form 169 – Return by a Company Purchasing its Own Shares
10/07/08	Form 169 – Return by a Company Purchasing its Own Shares
10/07/08	Form 169 – Return by a Company Purchasing its Own Shares
10/07/08	Form 169 – Return by a Company Purchasing its Own Shares
18/08/08	Interim Accounts made up to 30/06/08
19/11/08	Interim Accounts made up to 30/09/08
05/12/08	Form 288a – Director Appointed
06/01/09	Form 288b – Secretary Resigned
06/01/09	Form 288a – Secretary Appointed
19/01/09	Form 353a – Location of Register of Members

All of the documents above are available for download from the Companies House website at www.companieshouse.gov.uk, or can be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.

3. Documents submitted to the FSA

All the documents below were submitted to the FSA on or around the dates indicated.

Date	Document

04/03/09	Annual Report and Form 20-F Information 2008
04/03/09	Notice of AGM 2009 and Shareholders’Circular
04/03/09	Shareholder Letter 2009

Documents submitted to the FSA can be viewed at the Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

The Notice of AGM, Annual Report and Form 20-F Information and Shareholder Letter are also available via the Investors section of our website, www.astrazeneca.com.

4. Documents lodged with the Securities and Exchange Commission

The documents listed below were filed with the SEC on or around the dates indicated.

Date	Document

19/06/08	Form 6-K Quarterly Reports
24/06/08	Form 11-K
09/07/08	Form 6-K Quarterly Reports
05/08/08	Form 6-K Quarterly Reports
05/08/08	Form S-8
05/09/08	Form 6-K Quarterly Reports
02/10/08	Form 6-K Quarterly Reports
05/11/08	Form 6-K Quarterly Reports
04/12/08	Form 6-K Quarterly Reports
12/01/09	Form 6-K Quarterly Reports
06/02/09	Form 6-K Quarterly Reports
03/03/09	Form 6-K Quarterly Reports
17/03/09	Form 20-F Annual Report

All of the documents above are available for viewing on the Investor section of our website, www.astrazeneca.com.

5.  Further Information

Further information about AstraZeneca PLC can be found at our website, www.astrazeneca.com.

Item 5

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 24 March 2009, the interest of the following Directors in AstraZeneca PLC Ordinary Shares of $0.25 each changed as detailed below.  The change in interest relates to the vesting of previously announced awards made in March 2006 under the AstraZeneca Performance Share Plan whereby, following the application of performance measures specified at the time of grant, the individuals concerned have now become beneficially entitled to 89% of the shares originally awarded.  In accordance with the plan rules, the unvested part of the award has immediately and irrevocably lapsed.  In each case, sufficient vested shares were withheld to cover certain tax obligations arising on the vesting.

Name of Director	Number of Shares Awarded	Number of Shares Lapsed	Number of Shares Vested	Number of Shares Withheld	Net Number of Shares	Current Holding	Percentage of Issued Share Capital
David R Brennan	73,109	8,042	65,067	26,678	38,389	See below	See below
John Patterson	32,319	3,555	28,764	11,794	16,970	144,353	0.01%

Mr Brennan has interests in both the Ordinary Shares and the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

As a result of this transaction, Mr Brennan’s interest is now 376,641 Ordinary Shares and 76,188 AstraZeneca ADSs, which together represent approximately 0.031% of the Company’s issued ordinary capital.

The market price of AstraZeneca PLC Ordinary Shares of $0.25 each on 24 March 2009 was 2287 pence.

A C N Kemp
Company Secretary
25 March 2009

Item 6

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 24 March 2009, the interest of the following individuals, who are all persons discharging managerial responsibilities, in AstraZeneca PLC Ordinary Shares of $0.25 each, changed as detailed below.  The change in interest relates to the vesting of previously announced awards made in March 2006 under the AstraZeneca Performance Share Plan or, for Jeff Pott and Lynn Tetrault, the AstraZeneca Executive Performance Share Plan, whereby, following the application of performance measures specified at the time of grant, the individuals concerned have now become beneficially entitled to a percentage of the shares originally awarded.  In accordance with the plan rules, the unvested part of the award has immediately and irrevocably lapsed.  In each case, sufficient vested shares were withheld to cover certain tax obligations arising on the vesting.  The interests of Jeff Pott, Lynn Tetrault and Tony Zook are in the Company’s American Depositary Shares (ADSs).  One ADS equals one Ordinary Share.

Name	Number of Shares Awarded	Vesting Percentage	Number of Shares Lapsed	Number of Shares Vested	Number of Shares Withheld	Net Number of Shares
Bruno Angelici	26,781	89%	2,946	23,835	9,773	14,062
Jan Lundberg	18,475	89%	2,032	16,443	9,537	6,906
Jeff Pott	2,020	75%	505	1,515	490	1,025
Lynn Tetrault	4,221	75%	1,055	3,166	1,025	2,141
Tony Zook	37,624	89%	4,139	33,485	14,197	19,288

The market price of AstraZeneca PLC Ordinary Shares of $0.25 each on 24 March 2009 was 2287 pence.  The market price of AstraZeneca ADSs on 24 March 2009 was $33.31.

A C N Kemp
Company Secretary
25 March 2009

Item 7

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that on 27 March 2009 the following Directors of AstraZeneca PLC were granted options under the AstraZeneca Share Option Plan over the Company’s USD0.25 Ordinary Shares.

Name of Director	Number of shares over which option is granted	Exercise price per share	Period when exercisable	Total number of shares under option
D R Brennan	160,016	2280p	27.3.12-26.3.19	See below
S Lowth	65,131	2280p	27.3.12-26.3.19	153,934

The options will become exercisable on 27 March 2012 subject to certain performance conditions.  The conditions, which will not be subject to any retesting, are that the earnings per share of the Company must increase by the increase in the UK Retail Prices Index plus 5% per annum on average over three years, and that no significant unforeseen event has taken place which, in the reasonable opinion of the Remuneration Committee, has resulted in major reputational damage to AstraZeneca, and the circumstances of which are exceptional enough to justify the option not vesting and becoming exercisable.  Failure to satisfy either or both of these conditions will result in the lapse of the option in its entirety.

David R Brennan, a Director of the Company, has previously received grants of options over the Company’s American Depositary Shares (ADSs).  One ADS equals one Ordinary Share.  Following the grant of options referred to above, David Brennan has options over 592,975 Ordinary Shares and 355,246 ADSs.

A C N Kemp
Company Secretary
30 March 2009

Item 8

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.4R

We hereby inform you that on 27 March 2009 the following Directors of AstraZeneca PLC were each granted an award under the terms of the AstraZeneca Performance Share Plan over the Company’s USD0.25 Ordinary Shares.

Name of Director	Target number of shares awarded	Award price per share	Normal vesting date	Total interest in shares after this award	Percentage of shares in issue
D R Brennan	133,347	2280p	27 March 2012	See below	See below
S Lowth	54,276	2280p	27 March 2012	140,243	0.01%

The AstraZeneca Performance Share Plan was approved by shareholders at the Company’s AGM in 2005.  Awards made under the Plan may not generally vest before the third anniversary of the relevant date of grant nor unless the specified performance target(s) have been met at the end of the three year period which, for this award, is 1 January 2009 to 31 December 2011.

The performance target that applies to this award is the Company’s Total Shareholder Return (“TSR”) compared to the TSR of a selected peer group of 12 other pharmaceutical companies.  The actual number of shares to which a participant may become unconditionally entitled will depend on the extent to which the performance target(s) have been met.  A summary of the Plan, including a more detailed explanation of the performance target(s), can be found in the AstraZeneca Annual Report and Form 20-F Information 2008 which is available on the Company’s website www.astrazeneca.com.

Mr Brennan has interests in the Company’s Ordinary Shares and American Depositary Shares (ADSs).  One ADS equals one Ordinary Share.  In total, Mr Brennan now has an interest in 509,988 Ordinary Shares and 76,188 ADSs, which together represent approximately 0.04% of the number of shares currently in issue.

A C N Kemp
Company Secretary
30 March 2009

Item 9

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that on 27 March 2009 the following individuals, who are all persons discharging managerial responsibilities, were granted options under the AstraZeneca Share Option Plan over the Company’s USD0.25 Ordinary Shares or, in the case of L Tetrault and A Zook, over the Company’s American Depositary Shares (ADSs).  One ADS equals one Ordinary Share

Name of individual	Number of shares over which option is granted	Exercise price per share	Period when exercisable
B Angelici	40,964	2280p	27.3.12-26.3.19
A Ekblom	30,180	2280p	27.3.12-26.3.19
J Lundberg	41,668	2280p	27.3.12-26.3.19
J Pott	30,701	2280p	27.3.12-26.3.19
D Smith	33,333	2280p	27.3.12-26.3.19
L Tetrault	73,926	US$33.39	27.3.12-26.3.19
A Zook	113,638	US$33.39	27.3.12-26.3.19

The options will become exercisable on 27 March 2012 subject to certain performance conditions.  The conditions, which will not be subject to any retesting, are that the earnings per share of the Company must increase by the increase in the UK Retail Prices Index plus 5% per annum on average over three years, and that no significant unforeseen event has taken place which, in the reasonable opinion of the Remuneration Committee, has resulted in major reputational damage to AstraZeneca, and the circumstances of which are exceptional enough to justify the option not vesting and becoming exercisable.  Failure to satisfy either or both of these conditions will result in the lapse of the option in its entirety.

A C N Kemp
Company Secretary
30 March 2009

Item 10

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.4R

We hereby inform you that on 27 March 2009, the following individuals, who are all persons discharging managerial responsibilities, were each granted an award under the terms of the AstraZeneca Performance Share Plan over the Company’s USD0.25 Ordinary Shares or, in the case of L Tetrault and A Zook, over the Company’s American Depositary Shares (ADSs).  One ADS equals one Ordinary Share

Name of individual	Target number of shares awarded	Award price per share	Normal vesting date
B Angelici	30,723	2280p	27 March 2012
A Ekblom	22,635	2280p	27 March 2012
J Lundberg	31,251	2280p	27 March 2012
J Pott	23,026	2280p	27 March 2012
D Smith	25,000	2280p	27 March 2012
L Tetrault	55,444	US$33.39	27 March 2012
A Zook	85,229	US$33.39	27 March 2012

The AstraZeneca Performance Share Plan was approved by shareholders at the Company’s AGM in 2005.  Awards made under the Plan may not generally vest before the third anniversary of the relevant date of grant nor unless the specified performance target(s) have been met at the end of the three year period which, for this award, is 1 January 2009 to 31 December 2011.

The performance target that applies to this award is the Company’s Total Shareholder Return (“TSR”) compared to the TSR of a selected peer group of 12 other pharmaceutical companies.  The actual number of shares to which a participant may become unconditionally entitled will depend on the extent to which the performance target(s) have been met.  A summary of the Plan, including a more detailed explanation of the performance target(s), can be found in the AstraZeneca Annual Report and Form 20-F Information 2008 which is available on the Company’s website www.astrazeneca.com.

A C N Kemp
Company Secretary
30 March 2009

Item 11

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 31 March 2009 the issued share capital of AstraZeneca PLC with voting rights is 1,447,650,718 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,447,650,718.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
31 March 2009